Media Release 16 May 2023

Exhibit 99.3
James Hardie Industries Announces Fourth Quarter
And Fiscal Year 2023 Results
Record Global Net Sales of US$3.8 Billion for the Fiscal Year
Global Adjusted Net Income of US$605.5 Million for the Fiscal Year
Fourth Quarter Adjusted Net Income of US$146.2 Million,
up 13% sequentially from the Third Quarter

James Hardie Industries plc (ASX: JHX; NYSE: JHX), today announced results for its fourth quarter and full year ending 31 March 2023.
Full Year Fiscal Year 2023 Highlights, Compared to Full Year Fiscal Year 2022, as applicable:
•Global Net Sales increased 4% to a record US$3,777.1 million
•North America Fiber Cement Segment: Net Sales increased 9% to a record US$2,787.6 million, and EBIT increased 4% to a record US$767.5 million, at an EBIT margin of 27.5%
•Asia Pacific Fiber Cement Segment: Net Sales increased 1% to a record A$787.0 million at an EBIT margin of 26.5%
•Europe Building Products Segment: Net Sales increased 3% to a record €431.8 million at an EBIT margin of 5.8%
Fourth Quarter Fiscal Year 2023 Highlights, Compared to Fourth Quarter Fiscal Year 2022, as applicable:
•Global Net Sales decreased 5% to US$917.8 million with Price/Mix growth of +8% as all three regions delivered value added solutions to our customers
•Global Adjusted Net Income of US$146.2 million, with an Adjusted EBITDA margin of 25.4%
•North America Fiber Cement Segment: Net Sales of US$651.5 million with Price/Mix growth of +8%, at an EBIT margin of 29.0%
•Asia Pacific Fiber Cement Segment: Net Sales increased 2% to A$204.6 million and EBIT increased 12% to A$59.1 million at an EBIT margin of 28.9%
•Europe Building Products Segment: Net Sales increased 2% to €117.8 million with Price/Mix growth of +14% at an EBIT margin of 6.7%
Speaking to the results, James Hardie CEO Aaron Erter said, “Our team executed successfully and closed out fiscal year 2023, delivering record net sales globally and in all three regions in local currency for the full year. In addition, we delivered full year Adjusted Net Income and Operating Cash Flows of US$605.5 million and US$607.6 million, respectively. I am pleased with how the team adjusted during the year to prepare the company to thrive through this cycle. This is reflected in our strong fourth quarter results, including all three regions delivering significant EBIT margin improvement sequentially in the fourth quarter.”

Media Release: James Hardie - Fourth Quarter and Year Ended 31 March 2023	1

Media Release 16 May 2023

Speaking to managing through dynamic market conditions, Mr. Erter stated, “We are controlling what we can control, this is about being agile and adaptive to respond to significant changes in market conditions while remaining thoughtful and focused on where we can accelerate our competitive advantages. We remain focused on continued strong execution of our strategy to drive profitable share gain. I believe our fourth quarter results are a proof point that we are effectively managing through this cycle. We have a superior value proposition with the right products and solutions that our customers are seeking, which allows us to continue to deliver differentiated results. We are homeowner focused, customer and contractor driven, providing the entire value chain with world class products and services.”
Fourth Quarter Fiscal Year 2023 Results Compared to Fourth Quarter Fiscal Year 2022 Results
Global: Global Net Sales declined 5% to US$917.8 million, while Global Adjusted EBIT decreased 17% to US$187.5 million. Global Adjusted Net Income decreased 18% to US$146.2 million. Global Adjusted EBIT margin of 20.4% was achieved through strong operational performance and continued achievement of strong Price/Mix offset by high input costs and reduced volumes.
North America Fiber Cement Segment: Net Sales declined 6% to US$651.5 million. Volumes declined 14%, adversely impacted by the slowdown in the housing market, which was partially offset by Price/Mix growth of +8%. Lower volumes and higher input costs led to an 8% decline in EBIT to US$188.8 million. The EBIT margin contracted 70 basis points to 29.0%.
Asia Pacific Fiber Cement Segment: Net sales increased 2% to A$204.6 million. Price/Mix growth of +12%, was partially offset by a 10% decline in volumes due to the slowdown in the Australia and New Zealand housing markets. EBIT increased 12% to A$59.1 million driven by higher net sales, and EBIT margin expanded by 260 basis points to 28.9%.
Europe Building Products Segment: Net Sales increased +2% to €117.8 million. Price/Mix growth of +14% was partially offset by a 12% decline in volumes driven by the slowdown in the housing markets we participate in. EBIT decreased to €7.9 million at an EBIT margin of 6.7%, primarily due to the impact of inflation on key input costs and higher SG&A expenses.
Capital Resources
Operating cash flow generation of US$607.6 million in fiscal year 2023 was driven by profitable organic sales growth, partially offset by an increase in working capital. Working capital increased by US$101.9 million primarily due to increased inventory levels globally and lower accounts payable balances, partially offset by lower accounts receivable.
James Hardie Chief Financial Officer, Jason Miele, stated, “We continue to maintain a strong liquidity position, with our leverage ratio at 0.99x and US$475.8 million of liquidity. We expect our continued robust operating cash flows will ensure we maintain this strong liquidity position. Our capital allocation framework remains unchanged and matches who we are, a growth company. The number one and primary focus of our capital allocation framework is to invest in organic growth."
Commenting on capital expenditures, Mr. Miele stated “Our capacity expansion program is guided by our expectation for sustainable long term profitable share gain. In FY23, total capital expenditures were US$591.3 million. Despite the changing market conditions, we remain committed to investing in capacity expansion, but we will continuously adjust, such that we remain flexible and agile to respond as demand increases coming out of this cycle.”
In December, we commenced our share buyback program, and during the fiscal year we bought back 3.8 million shares for total consideration of US$78.4 million.

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Media Release 16 May 2023

Sustainability
At James Hardie, we are all committed to Building Sustainable Communities and we recognize that keeping environmental and social considerations at the core of everything we do is fundamental to our success.
Commenting on sustainability, Mr. Erter said: “We have continued to make good progress in integrating ESG into how we operate, and we continue to make progress against the goals and targets we set out in our prior Sustainability Reports. We are currently in the process of setting new ESG goals and targets which you will see in our third annual Sustainability Report which will be published in July 2023."
For more on our commitment to Sustainability including our goals, see our FY22 Sustainability Report at https://www.jameshardie.com/why-hardie/sustainability.

Outlook and Earnings Guidance
The outlook for the housing markets we participate in, globally, is still very uncertain. In our largest market, North America, we expect our addressable market to decrease between 14% and 19% in fiscal year 2024 versus fiscal year 2023.
Guidance for the first quarter of fiscal year 2024; we expect:
•Adjusted Net Income to be in the range of US$145 million to US$165 million
•North American volumes to be in the range of 680 million to 710 million standard feet
•North American EBIT margin to be in the range of 28% to 30%
For the full year FY24, we expect to spend a total of approximately US$550 million in capital expenditures.
James Hardie’s guidance is based on current estimates and assumptions and is subject to several known and unknown uncertainties and risks.

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Media Release 16 May 2023

Key Financial Information

	Q4 FY23	Q4 FY22	Change	FY23	FY22	Change

Group (US$ millions)
Net Sales	917.8	968.2	(5)%	3,777.1	3,614.7	4%
Adjusted EBIT	187.5	225.3	(17%)	779.8	815.6	(4%)
Adjusted EBIT Margin (%)	20.4	23.3	-2.9 pts	20.6	22.6	-2.0 pts
Adjusted Net Income	146.2	177.5	(18%)	605.5	620.7	(2%)
Operating Cash Flow				607.6	757.2	(20%)

North America Fiber Cement (US$ millions)
Net Sales	651.5	694.0	(6%)	2,787.6	2,551.3	9%
EBIT	188.8	206.1	(8%)	767.5	741.2	4%
EBIT Margin (%)	29.0	29.7	-0.7 pts	27.5	29.1	-1.6 pts

Asia Pacific Fiber Cement (A$ millions)
Net Sales	204.6	200.5	2%	787.0	777.7	1%
EBIT	59.1	52.8	12%	208.8	217.4	(4%)
EBIT Margin (%)	28.9	26.3	2.6 pts	26.5	28.0	-1.5 pts

Europe Building Products (€ millions)
Net Sales	117.8	115.0	2%	431.8	420.5	3%
EBIT	7.9	16.1	(51%)	25.2	54.2	(54%)
EBIT Margin (%)	6.7	14.0	-7.3 pts	5.8	12.9	-7.1 pts

Further Information

Readers are referred to the Company’s Consolidated Financial Statements and Management’s Analysis of Results for the full year ended 31 March 2023 for additional information regarding the Company’s results, including information regarding income taxes, the asbestos liability and contingent liabilities.

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Media Release 16 May 2023

Management Briefing for Analysts, Investors and Media

James Hardie will conduct a teleconference and audio webcast for analysts, investors, and media on Tuesday, 16 May 2023, 8:30am Sydney, Australia time (Monday, 15 May 2023, 6:30pm New York City, USA time). Analysts, investors, and media can access the management briefing via the following:
All participants wishing to join the webcast, please use the following link:
https://edge.media-server.com/mmc/p/nm5i6ki9
All participants wishing to join the teleconference will need to pre-register by navigating to:
https://s1.c-conf.com/diamondpass/10030023-po43jl.html

Once registered, you will receive a calendar invite with dial-in numbers and a unique PIN which will be required to join the call.
Webcast Replay: Will be available after the Live Webcast concludes at https://ir.jameshardie.com.au/financial-information/financial-results.

Use of Non-GAAP Financial Information; Australian Equivalent Terminology

This Media Release includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP), such as Adjusted net income and Adjusted EBIT. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. The Company is unable to forecast the comparable US GAAP financial measure for future periods due to, amongst other factors, uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods. For additional information regarding the non-GAAP financial measures presented in this Media Release, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see the section titled “Non-GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the full year ended 31 March 2023.
In addition, this Media Release includes financial measures and descriptions that are considered to not be in accordance with GAAP, but which are consistent with financial measures reported by Australian companies, such as EBIT and EBIT margin. Since the Company prepares its Consolidated Financial Statements in accordance with GAAP, the Company provides investors with definitions and a cross- reference from the non-GAAP financial measure used in this Media Release to the equivalent GAAP financial measure used in the Company's Consolidated Financial Statements. See the section titled “Non- GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the full year ended 31 March 2023.

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Media Release 16 May 2023

Forward-Looking Statements

This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the fiscal year ended 31 March 2023; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.
This media release has been authorized by the James Hardie Board of Directors.
END
Investor/Media/Analyst Enquiries:
James Brennan-Chong
Director of Investor Relations and Market Intelligence

Telephone:	+1 312 756 9919
Email:	media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland

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